July 23, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Top to Bottom Pressure Washing, Inc.

Pre-effective Amendment 12 to Registration Statement on Form S-1

Filed July 23, 2013

File No. 333-185174

Dear Mr. Ingram:

Below are our responses to your comments dated July 23, 2013.

General

1.

We continue to note disclosure throughout the registration statement indicating that: (i) the selling security holders may sell in ordinary brokerage transactions or (ii) that proceeds from the sale of stock by the selling security holders will not be placed in escrow. Refer specifically to the disclosure in the sixth paragraph of the Plan of Distribution (“[u]pon effectiveness of this registration statement, the selling security holders named in this prospectus may also sell their shares directly to market makers . . . ) and the last sentence of the fourth paragraph of the prospectus cover page. Any disclosure that suggests that the selling security holders may sell in ordinary brokerage transactions or in transactions that are fundamentally inconsistent with the escrow arrangements established for this offering is not permissible. The selling security holders and others participating in this offering must strictly adhere to escrowing provisions of Rule 419. Please revise.

We apologize for being too narrow in our last revision.  We reviewed the document more closely this time and believe we have removed any suggestion that the stock transactions may be effectuated without adhering to the escrow instructions.

Exhibit 23.1

2.

The most recently filed consent refers specifically to amendment 10. Please amend your filing to provide an updated consent.

The Auditor’s consent was updated.

Sincerely,

/s/Douglas P Zolla

President